Exhibit 99.3
ASML — Summary IFRS Consolidated Statements of Operations1

	Three months ended,
	Apr 2, 2006	Apr 1, 2007
(Amounts in thousands EUR)

Net system sales	553,101	858,948
Net service sales	76,289	101,294

Net sales	629,390	960,242

Cost of sales	383,330	590,894

Gross profit	246,060	369,348

Research and development costs, net of credits	64,132	93,658
Selling, general and administrative expenses	50,239	56,156

Total expenses	114,371	149,814

Operating income	131,689	219,534
Financial income (expense), net	(15,246)	7,316

Income before income taxes	116,443	226,850
Provision for income taxes	(31,604)	(60,570)

Net income	84,839	166,280
ASML — Summary IFRS Consolidated Balance Sheets1

	Apr 2, 2006	Apr 1, 2007
(Amounts in thousands EUR)

ASSETS
Cash and cash equivalents	1,671,065	1,463,212
Accounts receivable, net	447,401	648,608
Inventories, net	940,423	906,710
Other current assets	113,209	169,638

Total current assets	3,172,098	3,188,168

Other assets	307,515	326,392
Intangible assets	114,109	339,008
Property, plant and equipment	278,114	288,522

Total assets	3,871,836	4,142,090
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,365,383	1,163,876
Convertible subordinated bonds	324,248	336,477
Long term debt and deferred liabilities	267,820	342,052
Shareholders’ equity	1,914,385	2,299,685

Total liabilities and Shareholders’ equity	3,871,836	4,142,090

ASML — Summary IFRS Consolidated Statements of Cash Flows1

	Three months ended,
	Apr 2, 2006	Apr 1, 2007
(Amounts in thousands EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	84,839	166,280
Depreciation and amortization	26,882	73,298
Change in tax assets and liabilities	(52,133)	31,247
Change in assets and liabilities	(256,279)	(51,981)

Net cash provided by (used in) operating activities	(196,691)	218,844
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(16,919)	(35,789)
Proceeds from sale of property, plant and equipment	693	4,306
Purchase of intangible assets	(22,345)	(247,216)
Acquired financial fixed assets	—	744
Acquired cash	—	6,127

Net cash used in investing activities	(38,571)	(271,828)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of shares	—	(156,253)
Proceeds from issuance of shares and stock options	7,858	18,073
Excess tax benefits from stock options	—	627
Redemption and/or repayment of loans	(310)	(234)

Net cash provided by (used in) financing activities	7,548	(137,787)

Net cash flow	(227,714)	(190,771)
Effect of changes in exchange rates on cash	(5,830)	(1,874)

Net decrease in cash and cash equivalents	(233,544)	(192,645)
ASML — Quarterly Summary IFRS Consolidated Statements of Operations1

	Three months ended,
	Apr 2,	Jul 2,	Oct 1,	Dec 31,	Apr 1,
	2006	2006	2006	2006	2007
(Amounts in millions EUR)

Net system sales	553.1	840.8	856.5	978.6	858.9
Net service sales	76.3	100.9	101.9	88.9	101.3

Net sales	629.4	941.7	958.4	1,067.5	960.2

Cost of sales	383.3	568.0	582.0	649.6	590.9

Gross profit	246.1	373.7	376.4	417.9	369.3

Research & development costs, net of credits	64.1	71.0	76.5	78.6	93.7
Selling, general and administrative expenses	50.3	50.4	51.4	52.3	56.1

Total expenses	114.4	121.4	127.9	130.9	149.8

Operating income	131.7	252.3	248.5	287.0	219.5
Financial income (expense), net	(15.3)	(12.8)	(10.8)	1.6	7.3

Income before income taxes	116.4	239.5	237.7	288.6	226.8
Provision for income taxes	(31.6)	(69.9)	(64.8)	(79.9)	(60.5)

Net income	84.8	169.6	172.9	208.7	166.3

ASML — Summary IFRS Consolidated Balance Sheets1

	Apr 2,	Jul 2,	Oct 1,	Dec 31,	Apr 1,
	2006	2006	2006	2006	2007
(Amounts in millions EUR)

ASSETS
Cash and cash equivalents	1,671.1	1,731.5	1,580.9	1,655.8	1,463.2
Accounts receivable, net	447.4	540.3	674.5	672.8	648.6
Inventories, net	940.4	916.2	837.2	808.5	906.7
Other current assets	113.2	126.8	157.5	147.7	169.7

Total current assets	3,172.1	3,314.8	3,250.1	3,284.8	3,188.2

Other assets	307.5	289.9	285.4	346.5	326.4
Intangible assets	114.1	127.0	134.5	139.9	339.0
Property, plant and equipment	278.1	287.0	281.5	270.9	288.5

Total assets	3,871.8	4,018.7	3,951.5	4,042.1	4,142.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,365.4	1,657.2	1,530.6	1,181.9	1,163.9
Convertible subordinated bonds	324.2	328.1	332.1	333.2	336.5
Long term debt and deferred liabilities	267.8	259.8	228.7	248.0	342.0
Shareholders’ equity	1,914.4	1,773.6	1,860.1	2,279.0	2,299.7

Total liabilities and Shareholders’ equity	3,871.8	4,018.7	3,951.5	4,042.1	4,142.1
ASML — Summary IFRS Consolidated Statements of Cash Flows1

	Three months ended,
	Apr 2,	Jul 2,	Oct 1,	Dec 31,	Apr 1,
	2006	2006	2006	2006	2007
(Amounts in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	84.8	169.6	172.9	208.7	166.3
Depreciation and amortization	26.9	26.0	43.9	52.7	73.3
Change in tax assets and liabilities	(52.1)	66.6	58.2	(47.7)	31.2
Change in assets and liabilities	(256.3)	88.0	(249.0)	178.5	(52.0)

Net cash provided by (used in) operating activities	(196.7)	350.2	26.0	392.2	218.8
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(16.9)	(14.0)	(16.6)	(23.1)	(35.8)
Proceeds from property, plant and equipment	0.7	0.7	1.4	2.5	4.3
Purchases of intangible assets	(22.4)	(20.2)	(23.9)	(28.0)	(247.2)
Acquired financial fixed assets	—	—	—	—	0.8
Acquired cash	—	—	—	—	6.1

Net cash used in investing activities	(38.6)	(33.5)	(39.1)	(48.6)	(271.8)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of shares	—	(252.6)	(148.1)	(277.6)	(156.3)
Proceeds from issuance of shares and stock options	7.9	6.8	9.4	13.5	18.1
Excess tax benefits from stock options	—	—	—	1.1	0.6
Redemption and/or repayment of loans	(0.3)	(0.3)	(0.3)	(7.4)	(0.2)

Net cash provided by (used in) financing activities	7.6	(246.1)	(139.0)	(270.4)	(137.8)

Net cash flow	(227.7)	70.6	(152.1)	73.2	(190.8)
Effect of changes in exchange rates on cash	(5.8)	(10.2)	1.5	1.8	(1.8)

Net increase (decrease) in cash and cash equivalents	(233.5)	60.4	(150.6)	75.0	(192.6)

1.)	Except for balance sheet data as of December 31, 2006 all figures are unaudited.

ASML — Notes to the Summary IFRS Consolidated Financial Statements
Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU — accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.
For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and revenue recognition from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and over the life of the contract respectively. Revenue from extended and enhanced warranty is recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis. In those circumstances, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The costs of providing services under extended and enhanced warranty are recognized when occurred.
Pensions
Under IFRS, ASML applies IAS 19, “Employee benefits”, in accounting for its multi-employer defined benefit plans. In accordance with IAS 19, ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan, as the multi-employer union managing the plan, informed ASML that:
•	its internal administrative systems are not organized to provide ASML with the required Company-specific information to enable ASML to account for the plan as a defined benefit plan; and

•	that it will not provide any data with respect to the multi-employer pension fund other than it is required to make publicly available via its annual report.

ASML — Reconciliation U.S. GAAP — IFRS1
Net income

	Three months ended,

	Apr 2, 2006	Apr 1, 2007
(Amounts in thousands EUR)

Net income under U.S. GAAP	80,034	153,300
Share-based Payments (see Note 1)	309	121
Capitalization of development costs (see Note 2)	12,186	22,683
Convertible Subordinated Notes (see Note 3)	(7,690)	(2,176)
Other (see Note 4)	—	(7,648)

Net income under IFRS	84,839	166,280

Shareholders’ Equity

	Apr 2,	Jul 2,	Oct 1,	Dec 31,	Apr 1,

	2006	2006	2006	2006	2007
(Amounts in thousands EUR)

Shareholders’ equity under U.S. GAAP	1,800,394	1,657,449	1,741,492	2,156,455	2,156,472
Share-based Payments (see Note 1)	2,460	2,095	5,269	343	523
Capitalization of development costs (see Note 2)	64,002	74,314	80,848	90,769	113,451
Convertible Subordinated Notes (see Note 3)	47,529	39,751	32,524	31,416	29,239
Other (see Note 4)	—	—	—	—	—

Shareholders’ equity under IFRS	1,914,385	1,773,609	1,860,133	2,278,983	2,299,685

Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development expenditures
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges. Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.

Note 4 Other
Other differences between IFRS and U.S. GAAP mainly relate to a different accounting treatment of income tax.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.